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                UNITED STATES                          OMB APPROVAL
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     SECURITIES AND EXCHANGE COMMISSION       OMB Number:
                                              --------------------------------
           WASHINGTON, D.C. 20549             Expires:
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                                              per response . . . . . 11
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
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                         (Title of Class of Securities)

                                    69357C107
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                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 2005
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------                       -----------------------
CUSIP NO.      69357C107                                 PAGE 2 of 9 Pages
----------------------------------                       -----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thales Holdings LTD
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                      [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF SHARES        8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   440,142 shares (including 335,142 shares
       EACH                     issuable upon conversion of notes and payable as
     REPORTING                  shares of interest under the notes) (see Item 3)
    PERSON WITH       --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                440,142 shares (including 335,142 shares
                                issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 3)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            440,142 shares (including 335,142 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item
            3)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            0.6% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------                       -----------------------
CUSIP NO.      69357C107                                 PAGE 3 of 9 Pages
----------------------------------                       -----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thales Fund Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                      [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF SHARES        8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   440,142 shares (including 335,142 shares
       EACH                     issuable upon conversion of notes and payable as
     REPORTING                  shares of interest under the notes) (see Item 3)
    PERSON WITH       --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                440,142 shares (including 335,142 shares
                                issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 3)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            440,142 shares (including 335,142 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item
            3)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            0.6% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

ITEM 1      SECURITY AND COMPANY

     This statement on Schedule 13D relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Act. The principal executive office and mailing address of the Company is 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339-5986

ITEM 2      IDENTITY AND BACKGROUND

     (a)  This statement is filed by:

          (i) Thales Holdings LTD, a company incorporated in Bermuda ("Thales"), with respect to Shares of the Company beneficially owned by Thales; and

          (ii) Thales Fund Management, LLC, a Delaware limited liability company (the "Advisor"), with respect to Shares beneficially owned by Thales.

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". The Joint Statement of the Reporting Persons is attached hereto as
Exhibit 1 and incorporated herein by reference. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business office of each Reporting Person is 140 Broadway, 45th Fl, New York, NY 10005.

     (c) The principal business of the Reporting Persons is providing investment advisory and fund management services.

     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding.

     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons purchased 75,000 Shares on November 21, 2005 at a price of $0.34 per share. 30,000 Shares were purchased on December 16, 2005 at a price of $0.656 per share. The remainder of the Shares reported herein as being beneficially owned by the Reporting Persons are issuable upon conversion of the Company's 4 3/4% Convertible Subordinated Notes Due 2006 (the "Notes"). The Reporting Persons purchased $650,000 principal amount of Notes on December 13, 2005 for $422,500 and purchased $1,944,000 principal amount of Notes on December 21, 2005 for $1,292,760. The Notes beneficially owned by the Reporting Persons are convertible into 335,142

Shares. All Shares and Notes beneficially owned by the Reporting Persons were acquired with investment funds in accounts under management.

ITEM 4.     PURPOSE OF TRANSACTION.

     On October 26, 2005 at the request of the Company, an Ad Hoc Committee (the "Ad Hoc Committee") of holders of the Notes was organized to consider strategic alternatives relating to the Company.

     On December 23, 2005, the Advisor entered into a confidentiality agreement with the Company and became a member of the Ad Hoc Committee. A copy of the confidentiality agreement is attached as an exhibit hereto and incorporated into this Item 4 by reference. The members of the Ad Hoc Committee are filing statements on Schedule 13D because they may be deemed to be part of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

     On December 23, 2005, the Advisor entered into a Restructuring Support Agreement (the "Restructuring Support Agreement") with the Company and certain other members of the Ad Hoc Committee. A copy of the Restructuring Support Agreement is attached as an exhibit hereto and incorporated into this Item 4 by reference.

     The Reporting Persons intend to review their investment in the Company on a continuing basis. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Company's securities, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional securities of the Company or dispose of any or all of its investment in the Company depending upon an ongoing evaluation of the investment in the Company's securities, price and availability of securities of the Company, subsequent developments affecting the Company, its business and prospects, general prevailing market and economic conditions, tax considerations, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations and factors deemed relevant. In addition, each of the Reporting Persons may in the future take such actions with respect to its investment in the Company as it deems appropriate including, without limitation, seeking board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention with respect to any and all matters referred to in Item 4.

     Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional securities of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company.

     Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting persons are subject to change at any time. Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

     Each of the Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by other members of the Ad Hoc Committee (including but not limited to accounts or entities under its control or under common control with such other members) or any other person or entity other than the various accounts under the Reporting Persons' management and control.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

     (a), (b) According to the Company's most recent Form 10-Q, there were 67,956,832 Shares issued and outstanding as of October 31, 2005. Based on such information, the Reporting Persons report beneficial ownership of 440,142 Shares held by Thales, of which the Reporting Persons share the power to dispose and to direct the vote. The 440,142 Shares represent 0.6% of the total issued and outstanding Shares. The Ad Hoc Committee may be deemed to be a group.

     (c) See Item 3 above.

     (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     The Confidentiality Agreement and Restructuring Support Agreement are incorporated by reference into this Item 6.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated January 5, 2005.

2. Confidentiality Agreement dated December 23, 2005, between the Advisor and the Company.

3. Restructuring Support Agreement, dated December 23, 2005, among the Advisor, the Company and certain other members of the Ad Hoc Committee.

                                   SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2005

THALES HOLDINGS LTD
By: THALES FUND MANAGEMENT, LLC
    its Investment Advisor



By: /s/ Roger Insley
   -------------------------------------
   Name:  Roger Insley
   Title: Chief Financial Officer


THALES FUND MANAGEMENT, LLC



By: /s/ Roger Insley
   -------------------------------------
   Name:  Roger Insley
   Title: Chief Financial Officer

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated January 5, 2005.

2. Confidentiality Agreement dated December 23, 2005, between the Advisor and the Company.

3. Restructuring Support Agreement, dated December 23, 2005, among the Advisor, the Company and certain other members of the Ad Hoc Committee.

                                    EXHIBIT 1
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  January 5, 2005

THALES HOLDINGS LTD
By: THALES FUND MANAGEMENT, LLC
    its Investment Advisor



By: /s/ Roger Insley
   -------------------------------------
   Name:  Roger Insley
   Title: Chief Financial Officer


THALES FUND MANAGEMENT, LLC



By: /s/ Roger Insley
   -------------------------------------
   Name:  Roger Insley
   Title: Chief Financial Officer

                                   EXHIBIT 2


STRICTLY CONFIDENTIAL

December 23, 2005




Ladies and Gentlemen:

     The purpose of this agreement is to set forth the basis upon which PRG-Schultz International, Inc. (together with all of its affiliates, the "Company") proposes to provide you with Evaluation Material (as defined herein), as a member of the ad hoc committee of holders of the Company's 4 3/4% Convertible Subordinated Notes due 2006 (the "Notes" and such committee, the "Ad Hoc Noteholders Committee") for use in connection with discussions between the Company and the Ad Hoc Noteholders Committee regarding a possible transaction (a "Possible Transaction") involving the restructuring of the Notes.

     CONFIDENTIALITY OF EVALUATION MATERIALS: As a condition to your being furnished with such information, you agree to treat any information concerning the Company furnished to you by or on behalf of the Company after October 26, 2005 and regardless of the manner in which it is furnished, together with analyses, compilations, studies or other documents or records prepared by you or any of your directors, officers, employees, affiliates, agents or advisors (including, without limitation, attorneys, accountants, consultants, bankers, financial advisors and any representatives of your advisors) (collectively, "Representatives") to the extent that such analyses, compilations, studies, documents or records contain or otherwise reflect or are generated from such information (hereinafter collectively referred to as the "Evaluation Material"), in accordance with the provisions of this agreement. The term "Evaluation Material" does not include information which (i) was or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this agreement, (ii) was or becomes available to you on a non-confidential basis from a source other than the Company or its advisors provided that such source is not known to you to be bound by a confidentiality agreement with the Company or otherwise not known to you to be prohibited from transmitting the information to you by a contractual, legal or fiduciary obligation, (iii) was within your possession prior to its being furnished to you by or on behalf of the Company, provided that the source of such information was not known to you to be bound by a confidentiality agreement with the Company or otherwise not known to you to be prohibited from transmitting the information to you by a contractual, legal or fiduciary obligation, or (iv) was independently developed by you using information that is not known to otherwise constitute Evaluation Material. Any combination of information shall not be deemed to be within the foregoing exceptions because individual features of the information are in the public domain.

     RESTRICTIONS ON DISCLOSURE AND USE: You agree that the Evaluation Material will be used solely for the purpose of evaluating and/or participating in a Possible Transaction, and not used for any other purpose, and that such Evaluation Material will be kept confidential by you and your Representatives; provided, however, that (a) such Evaluation Material may be disclosed to your Representatives who need to know such information for the purpose of evaluating any such Possible Transaction (it being understood that such Representatives shall have been informed by you of the confidential and proprietary nature of the Evaluation Material and shall have been advised by you of this agreement and whom you shall cause to comply with the provisions hereof), and (b) any disclosure of such Evaluation Material may be made to which the Company consents in writing prior to disclosure. In any event, you shall be responsible for any breach of this agreement by any of your Representatives and you agree, at your sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain your Representatives from prohibited or unauthorized disclosure or use of the Evaluation Material. You further agree that the Evaluation Material that is in written form shall not be copied or reproduced at any time without the prior written consent of the Company, except for distribution to your Representatives in accordance with and subject to the provisions of this agreement.

     You acknowledge that you are aware, and will advise each of your Representatives who is informed as to the matters that are the subject of this agreement, that the securities laws of the United States prohibit any person who or that has received from an issuer of securities material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

     In addition, except as required by any applicable law, rule or regulation, without the prior written consent of the Company, you will not, and will direct your Representatives not to, disclose to any person other than other members of the Ad Hoc Noteholders Committee, (i) the existence of this agreement and that the Evaluation Material has been made available to you or your Representatives,
(ii) that discussions or negotiations are taking place concerning a Possible Transaction between the Company and you or (iii) any terms, conditions or other facts with respect to any such Possible Transaction, including the status thereof. For these purposes, it is understood and agreed that the members of the Ad Hoc Noteholders Committee may make securities filings under Section 13(d) of the Securities Exchange Act of 1934 in which the matters set forth in clauses
(i) and (ii) above may be disclosed to the extent counsel for the Ad Hoc Noteholders Committee believes such disclosure is required by law.

     In the event that you or your Representatives are requested or required pursuant to any applicable law, rule or regulation (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or other process) to disclose any Evaluation Material or any other information regarding the existence of this agreement or discussions or negotiations concerning a Possible Transaction between the Company and you, it is agreed that you will provide the Company with prompt notice of any such request or requirement (written if practical) so that the Company may seek an appropriate protective order or waive your compliance with the provisions of this agreement. If, failing the entry of a protective order or the receipt of a waiver hereunder, you or your Representatives are legally compelled to disclose Evaluation Material, you or your Representatives may disclose only that portion of the Evaluation Material which you or your Representatives are legally compelled to disclose and will exercise reasonable efforts to obtain assurance that confidential treatment will be accorded to that portion of the Evaluation Material which is being disclosed. In any event, you or your Representatives will not oppose action by the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material.

In the event that you or your Representatives shall have complied with the provisions of this paragraph, the Company agrees that such disclosure may be made by you or your Representatives without any liability hereunder.

     NO WARRANTY: Subject to the terms and conditions of any definitive agreement providing for a transaction and without prejudice thereto, you understand and acknowledge that any and all information contained in the Evaluation Material is being provided without any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material, on the part of the Company. It is understood that the scope of any representations and warranties to be given by the Company will be negotiated along with other terms and conditions in arriving at a mutually acceptable form of definitive agreement should discussions between you and the Company progress to such a point. Notwithstanding anything in this agreement to the contrary, we represent and warrant that we may rightfully disclose or make available Evaluation Material to you without the violation of any contractual, legal, fiduciary or other obligation to any person.

     OWNERSHIP AND RETURN OF THE EVALUATION MATERIAL: All Evaluation Material disclosed by the Company shall be and shall remain the property of the Company. Upon the request of the Company, you shall, at your election, either return or destroy all documents thereof furnished to you by the Company, except one copy of such documents may be kept in your legal department for compliance purposes. Except to the extent a party is advised by counsel such destruction is prohibited by law, you will also, at your election, either return to the Company or destroy all written material, memoranda, notes, copies, excerpts and other writings or recordings whatsoever prepared by you or your Representatives based upon, containing or otherwise reflecting any Evaluation Material except one copy of such documents may be kept in your legal department or with your legal counsel for compliance purposes. Any destruction of materials shall be verified by you in writing by one of your duly authorized officers. Any Evaluation Material that is not returned or destroyed, including without limitation, any oral Evaluation Material, shall remain subject to the confidentiality obligations set forth in this agreement.

     NO OBLIGATION: You agree that unless and until a definitive agreement regarding a Possible Transaction between the Company and you has been executed, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this agreement except for the matters specifically agreed to herein. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or any of your Representatives with regard to a Possible Transaction, to terminate discussions and negotiations with you or your Representatives at any time and to conduct any process for a transaction involving the Company as it may determine.

     REMEDIES: It is understood and agreed that money damages would not be a sufficient remedy for any breach of this agreement and each party shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach and you further agree to waive any requirement for the security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this agreement but shall be in addition to all other remedies available at law or equity. In the event of litigation relating to this agreement, if a court of competent jurisdiction determines in a final, non-appealable order that either party or its Representatives have breached this agreement, then such party shall reimburse the other party for its reasonable legal fees and expenses incurred in connection with such litigation, including any appeals therefrom.

     GOVERNING LAW; JURISDICTION: This agreement shall be governed and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. You agree, on behalf of yourself and your Representatives, to submit to the jurisdiction of any state or federal court of competent jurisdiction located in the state of Delaware to resolve any dispute relating to this agreement and waive any right to move to dismiss or transfer any such action brought in any such court on the basis of any objection to personal jurisdiction or venue.

     ENTIRE AGREEMENT: This agreement constitutes the entire agreement, and supersedes the Confidentiality Agreement (which is hereby terminated) and any and all other prior agreements, representations and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

     TERM: Your obligations under this agreement shall expire on the earliest of
(i) December 23, 2005, (ii) the date on which the Company files, or there is commenced against the Company, any petition for relief under Title 11 of the United States Code, (iii) the date on which the Company announces the acceptance of an offer from any party, other than an offer accepted or endorsed by the Ad Hoc Noteholders Committee, for any business combination, sale or similar extraordinary transaction involving the Company or all or substantially all of its assets (a "Significant Transaction"), and (iv) the date on which the Company announces its intent to conduct, or initiates the conduct of, an auction or similar process involving a Significant Transaction (provided that the provisions of this clause (iv) shall not apply to a limited market check involving prior participants in the Company's previously conducted auction) (the earliest of such dates, the "Termination Date").

     Within five business days after the Termination Date, the Company shall publicly disclose, by press release, Securities and Exchange Commission filing or otherwise, an appropriate summary of the Evaluation Material that the Company believes, in its reasonable judgment, constitutes the then material non-public information contained in the Evaluation Material. If the Company fails to make such disclosure prior to such date, the Company, recognizing that time is of the essence, agrees that, at the Company's sole expense, you are authorized to make the Evaluation Material or any portion thereof available to the public generally, without any liability to the Company for such disclosure.

     This agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning to us a copy of this letter.


                                   Very truly yours,

                                   PRG-SCHULTZ INTERNATIONAL, INC.



                                   By:  /s/ Clinton McKeller, Jr.
                                       -------------------------------------
                                   Name:  Clinton McKellar, Jr.
                                   Title: Senior Vice President,
                                          General Counsel and Secretary

Accepted and agreed as of the
date first written above:





By:  /s/ A. Aadel Shaaban
   -----------------------------------------
Name:  A. Aadel Shaaban
Title: Analyst

                                   EXHIBIT 3


                                                                  EXECUTION COPY


                         RESTRUCTURING SUPPORT AGREEMENT

          This RESTRUCTURING SUPPORT AGREEMENT is made and entered into as of December 23, 2005 (the "AGREEMENT") by and among PRG-Schultz International, Inc., a Georgia corporation ("PRG" or the "COMPANY"), and (i) each of the undersigned beneficial owners (or investment managers or advisors for the beneficial owners) of the Notes (as defined below) and (ii) each other beneficial owner (or investment manager or advisor for such beneficial owner) of the Notes that executes a counterpart signature page to this Agreement after the date of this Agreement, as provided herein (each, a "NOTEHOLDER" and collectively, the "NOTEHOLDERS").

                                    RECITALS:

     A. PRG has issued and outstanding $125,000,000 aggregate principal amount of its 4-3/4% Convertible Subordinated Notes due 2006 (the "NOTES") pursuant to that certain indenture, dated as of November 26, 2001 (the "INDENTURE"), between PRG (as successor in interest to The Profit Recovery Group International, Inc.) and SunTrust Bank, as trustee.

     B. The Noteholders are beneficial owners of the Notes (and/or are serving as the investment advisors or managers or in a similar capacity for the beneficial owners of such Notes, having the power to enter into this Agreement on behalf of such beneficial owners) in the respective aggregate principal amounts separately disclosed to PRG on a confidential basis (provided that the aggregate principal amount of the holdings of all the Noteholders shall not be deemed confidential).

     C. Exhibit A hereto (the "TERM SHEET") and the provisions hereof set forth the basic terms of a financial restructuring of the Notes to be realized through an exchange offer (the "EXCHANGE OFFER" and, collectively with any transactions substantially as contemplated by the Term Sheet or this Agreement, the "RESTRUCTURING").

     D. The parties have agreed to the terms of the Restructuring and the Noteholders each have agreed to support the Restructuring on the terms and conditions set forth herein.

     E. The Company intends to (i) conduct the Exchange Offer as soon as practicable and (ii) use commercially reasonable efforts to obtain acceptance of the Exchange Offer by the holders of 99% of the outstanding Notes.

                                   AGREEMENT:

          NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     Section 1. GENERAL.

          (a) The Company agrees and covenants that, subject to the conditions set forth on the Term Sheet, it will use its commercially reasonable best efforts to complete the Restructuring through the Exchange Offer.

          (b) The parties shall negotiate in good faith (i) the documentation regarding the Restructuring contemplated by the Term Sheet, (ii) the Exchange Offer, and (iii) the other documents contemplated hereby and thereby (collectively, the "RESTRUCTURING DOCUMENTS").

          (c) The parties hereto shall not (i) object to, delay, impede, or commence any proceeding pertaining to, or take any other action to interfere, directly or indirectly, in any material respect with the acceptance or implementation of, the Restructuring provided that the terms of the final Restructuring Documents are materially consistent with the Term Sheet and otherwise in form and substance satisfactory to the Company and the Noteholders in their reasonable discretion, (ii) encourage or support any person or entity to do any of the foregoing, (iii) in the case of the Noteholders, exercise any rights under any indenture or other agreement with the Company or instruct any trustee to exercise any such rights except as consistent with this Agreement, or
(iv) seek or solicit, propose, file, support, encourage, vote for, consent to, instruct, or engage in discussions with any person or entity, other than PRG, concerning any restructuring, workout, plan of reorganization, dissolution, winding up, acquisition or liquidation of PRG and/or its affiliates, other than the Exchange Offer, provided that the Company may, upon one Business Day's notice to the other parties hereto, respond to and engage in discussions concerning unsolicited offers that the Company's board of directors believes in good faith will lead to an alternative transaction that would provide more value to the holders of the Notes and to PRG's current shareholders than the Restructuring.

          (d) The parties agree nothing in this Agreement shall limit, modify or otherwise effect any of the Lenders' rights under that certain Credit Agreement among PRG-Schultz USA, Inc as Borrower, PRG and certain of its other affiliates, as Guarantors and certain of the Noteholders, as Lenders, dated December 23, 2005 (the "BRIDGE LOAN CREDIT AGREEMENT"), or any documents related thereto (collectively, the "BRIDGE LOAN DOCUMENTS").

     Section 2.  SUPPORT FOR THE RESTRUCTURING.

          (a) PRG agrees and covenants that it will use commercially reasonable best efforts to take or cause to be taken all actions commercially reasonably necessary and appropriate in furtherance of the Exchange Offer, including as promptly as practicable to:

              (1) prepare the solicitation materials relating to the Exchange Offer (the "SOLICITATION MATERIALS") in form and substance consistent with the Term Sheet, except to the extent otherwise consented to by the Noteholders;

              (2) commence the Exchange Offer and disseminate the Solicitation Materials in a manner customary for comparable transactions;

              (3) seek satisfaction of all conditions precedent to the Restructuring;

              (4) defend in good faith any suit or other legal or administrative proceeding seeking to interfere with, impair or impede the Restructuring;

              (5) promptly amend the Solicitation Materials, as necessary and as may be required by applicable law and provide a draft of such amended Solicitation Materials to the Ad Hoc Committee prior to the distribution of such materials to holders of the Notes;

              (6) not solicit or encourage others to formulate any other tender offer, settlement offer, or exchange offer for the Notes other than the Exchange Offer;

              (7) so long as this Agreement is effective and has not been terminated in accordance with Section 5 or 6, hereof, and except to the extent necessary for the fulfillment of the fiduciary duties of the Company's board of directors as referred to in Section 6(c) hereof, not object to, nor otherwise commence any proceeding to oppose, the Restructuring, it being understood and agreed that the Company shall not seek, solicit, support, consent to, participate in the formulation of, or encourage any other plan, sale, proposal, or offer of winding up, liquidation, reorganization, merger, consolidation, dissolution, or restructuring of the Company; and

              (8) subject to the satisfaction or waiver of any conditions precedent to the Exchange Offer, consummate the Exchange Offer, including delivery of all securities required to be issued thereunder (within the time that is customary for transactions of this type) and the other transactions that are part of the Restructuring.

          (b) PRG agrees and covenants that it will not, and will cause each of its direct and indirect subsidiaries not to, sell, liquidate, or dispose of any assets, outside the ordinary course of business consistent with past practices, prior to the date on which the Exchange Offer closes other than as permitted by the Section 8.5 of the Bridge Loan Credit Agreement as in effect on the Closing Date (as defined under the Bridge Loan Credit Agreement), without the prior written consent of the holders of a majority of the Notes subject to this Agreement.

          (c) Each of the Noteholders agrees and covenants that it shall, as long as this Agreement is in effect:

              (1) no later than 15 days prior to the first date scheduled for the closing of the Exchange Offer, (i) tender all Notes beneficially owned by it and (ii) cause the beneficial owner of all Notes for which the Noteholder is the investment advisor or manager having the power to vote and dispose of such Notes on behalf of such beneficial owner, to tender all such Notes together with properly completed and duly executed letter or letters of transmittal with respect to such Notes as required by the instructions to the letter of transmittal pursuant to and in accordance with the Exchange Offer within 5 business days after receipt of the relevant letters of transmittal;

              (2) not revoke any of the foregoing unless and until this Agreement is terminated in accordance with its terms;

              (3) not vote for, consent to, provide any support for, participate in the formulation of, or solicit or encourage others to formulate any other tender offer, settlement offer, or exchange offer for the Notes other than the Exchange Offer; and

              (4) so long as this Agreement is effective and has not been terminated in accordance with Section 5 or 6 hereof and the final Restructure Documents are materially consistent with the Term Sheet, not object to, nor otherwise commence any proceeding to oppose, the Restructuring, it being understood and agreed that each Noteholder shall not (i) directly or indirectly seek, solicit, support, or encourage any other plan, sale, proposal, or offer of winding up, liquidation, reorganization, merger, consolidation, dissolution, or restructuring of the Company or (ii) commence an involuntary bankruptcy case against the Company.

     Section 3.   REPRESENTATIONS AND WARRANTIES.

          (a) Each of the parties severally represents and warrants to each of the other parties that the following statements are true and correct as of the date hereof:

              (1) POWER AND AUTHORITY. It has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement.

              (2) AUTHORIZATION. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.

              (3) NO CONFLICTS. The execution, delivery, and performance by it of this Agreement do not and shall not (i) violate any provision of law, rule, or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational documents) or (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it is a party or under its certificate of incorporation or by-laws (or other organizational documents), except, with respect to the Company, for any contractual obligation that would not have a material adverse effect on the business, assets, financial condition, or results of operations of PRG and its subsidiaries, taken as a whole.

              (4) GOVERNMENTAL CONSENTS. The execution, delivery, and performance by it of this Agreement do not and shall not require any registration or filing with, consent or approval of, or notice to, or other action to, with, or by, any Federal, state, or other governmental authority or regulatory body, except (i) such filings as may be necessary and/or required for disclosure by the Securities and Exchange Commission and (ii) filings with NASDAQ in connection with the Restructuring.

              (5) BINDING OBLIGATION. This Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

              (6) PROCEEDINGS. No litigation or proceeding before any court, arbitrator, or administrative or governmental body is pending against it that would adversely affect its ability to enter into this Agreement or perform its obligations hereunder.

          (b) Each of the Noteholders represents and warrants, severally and not jointly, to each of the other parties that the following statements are true, correct, and complete as of the date hereof:

              (1) OWNERSHIP. It has disclosed to PRG on a confidential basis the aggregate principal amount of the Notes for which (i) it is the sole beneficial owner and (ii) it is the investment advisor or manager for the beneficial owners of such Notes, having the power to vote and dispose of such Notes on behalf of such beneficial owners. It is entitled (for its own account or for the account of other persons claiming through it) to all of the rights and economic benefits of such Notes.

              (2) TRANSFERS. It has made no prior assignment, sale, participation, grant, conveyance, or other transfer of, and has not entered into any other agreement to assign, sell, participate, grant, or otherwise transfer, in whole or in part, any right, title, or interests in (or portion thereof) the Notes referred to in Subsection 3(b)(1), except as permitted by Section 4 hereto.

              (3) LAWS. It (i) is a sophisticated investor with respect to the transactions described herein with knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of owning and investing in securities similar to the Notes (including any securities that may be issued in connection with the Restructuring), making an informed decision with respect thereto, and evaluating properly the terms and conditions of this Agreement, and it has made its own analysis and decision to enter in this Agreement, (ii) is, and any person for which it is the investment advisor or manager and which is the beneficial owner of Notes is, an "accredited investor" within the meaning of Rule 501 of the Securities Act of 1933, as amended, and
(iii) it has had the opportunity to meet with management of PRG and to ask questions and review information with respect to PRG's business, financial condition, results of operations and financial and operational outlook, and it has obtained all information it deems necessary or appropriate in order to enter into this agreement and make the investment decision contemplated hereby.

     Section 4. RESTRICTION ON THE SALE OF THE NOTES. Each Noteholder individually covenants that, from the date hereof until the termination of this Agreement, such party shall not, directly or indirectly, sell, pledge, hypothecate, or otherwise transfer any Notes or any option, right to acquire, or voting, participation, or other interest therein, except to a purchaser or other entity who executes and delivers to PRG, concurrently or prior to any binding commitment with respect to such transfer, an agreement in writing to be bound by all the terms of this Agreement with respect to the relevant Notes or other interests being transferred to such purchaser (which agreement shall include the representations and warranties set forth in Section 3 hereof). This Agreement shall in no way be construed to preclude a party from acquiring additional Notes or other interests in PRG. All Notes held by a Noteholder, including Notes acquired after the date hereof shall be subject to all the terms of this Agreement.

     Section 5. TERMINATION BY THE NOTEHOLDERS. This Agreement may be terminated by Noteholders that beneficially own or act as the investment advisor or manager with respect to at least a majority of the Notes subject to the terms of this Agreement on the occurrence of any of the following events (each a "NOTEHOLDER TERMINATION EVENT"), by delivering written notice of the occurrence of such event in accordance with Section 11 below to the other parties:

          (a) the Exchange Offer has not been commenced by January 31, 2006 or completed by March 31, 2006;

          (b) after the date hereof there shall have occurred any event or circumstance that individually or in the aggregate reflect a material adverse change in the financial condition, business, or operations of the Company and its subsidiaries; or

          (c) the failure to repay all obligations under the facility contemplated by the Bridge Loan Documents (the "Bridge Loan"), in full, in cash, concurrent with the closing of the Exchange Offer

          (d) the exercise of any remedies under the Bridge Loan Documents following an Event of Default (as defined therein) arising from any the following: (i) the failure to make any scheduled payment of principal or interest as and when required under the Bridge Loan Documents; (ii) the failure by the Company to make any Mandatory Prepayments or Payment of Taxes; (iii) a default under any Other Indebtedness, unless otherwise permitted by the Bridge Loan Documents; (iv) the failure to maintain Insurance required by the Bridge Loan Documents; (v) the incurrence of any Debt or Indebtedness in excess of the limitations in the Bridge Loan Documents; (iv) any Consolidation, Dissolution or Merger in violation of the Bridge Loan Documents; (vii) making any Restricted Payments in violation of the Bridge Loan Documents; (viii) any Transactions with Affiliates in violation of the Bridge Loan Documents; (ix) taking any Restricted Action in violation of the Bridge Loan Documents; (x) making any Negative Pledge in violation of the Bridge Loan Documents; (xi) occurrence of any Bankruptcy Event or Change of Control.(1)

          (e) the exercise of any remedies under that certain Amended and Restated Credit Agreement among PRG-Schulz USA, Inc., as Borrower, PRG, and certain of its other affiliates, as Guarantors, and Bank of America, N.A., dated as of November 30, 2004, and any documents related thereto;

          (f) the Restructuring or the final Restructuring Documents do not conform to the Term Sheet with respect to the treatment of the Notes, except as modified in any non-material respect or as approved by the Ad Hoc Committee of the Noteholders (the members of which are identified on the signature pages hereto); or


----------------------
(1) All capitalized terms used in this Section 5(c) shall have the meaning given such terms in the Bridge Loan Credit Agreement.

          (g) a material breach of this Agreement by the Company that is not, by its terms, curable or that is, by its terms, curable and is not cured by the fifth calendar day after notice of such breach (for the purposes of this Agreement, the term "material breach" includes a breach of the covenant in
Section 2(b)).

     Section 6. TERMINATION BY THE COMPANY. The Company shall have the right to terminate this Agreement on the occurrence of any of the following events (each a "COMPANY TERMINATION EVENT") by giving written notice in accordance with
Section 11 below to the other parties:

          (a) the exercise of any remedies under the Bridge Loan Documents; or

          (b) a material breach of this Agreement by any of the Noteholders that is not, by its terms, curable or that is, by its terms, curable and is not cured by the fifth calendar day after notice of such breach; or

          (c) a good faith determination by the Company's board of directors (following consultation with its reputable outside legal counsel and its financial advisor of national recognized reputation) that such termination is required by its fiduciary duty to the Company, its then current shareholders, and its creditors in order to enter into an alternative transaction (whether in the form of a merger, consolidation or combination with a third party or the sale of all, substantially all, or a significant portion of the assets or businesses of the Company) that will be at least as favorable to each of such parties but more favorable to the parties as a whole, from a financial perspective, than the Restructuring and is reasonably capable of being consummated, taking into account, among other things, all legal, financial, regulatory and other aspects of the alternative transaction and the person or group making such proposal (a "SUPERIOR PROPOSAL"); provided that (i) the Bridge Loan has been paid in full, in accordance with the Bridge Loan Documents, (ii) the Company provides the Noteholders five (5) business days prior notice of the Company's intent to terminate this Agreement under this Section (c) and the terms and conditions of such Superior Proposal (including the identity of the person or group making such Superior Proposal), and (iii) the Company provides the Noteholders and their representatives a good faith opportunity during such 5 day notice period and prior to any such termination to revise the terms of the Restructuring.

     Section 7. TERMINATION OF AGREEMENT. Notwithstanding anything to the contrary in this Agreement, the Term Sheet or any other agreement, this Agreement shall terminate on the earlier of (a) the occurrence of a Noteholder Termination Event after expiration of any cure periods and satisfaction of any conditions set forth in Section 5 of this Agreement, (b) the occurrence of a Company Termination Event, after expiration of any cure periods and satisfaction of any conditions set forth in Section 6 of this Agreement, and (c) 5:00 pm on June 15, 2006.

     Section 8. EFFECT OF TERMINATION AND OF WAIVER OF TERMINATION EVENT. On the delivery of the written notice referred to in Sections 5 or 6 in connection with the valid termination of this Agreement, the obligations of each of the parties hereunder shall thereupon terminate and be of no further force and effect. Prior to the delivery of such notice the Noteholders may waive the occurrence of a Noteholder Termination Event and PRG may waive the occurrence of a Company Termination Event. No such waiver shall affect any subsequent termination event or impair any right consequent thereon. Upon termination of this Agreement, no party shall have any continuing liability or obligation to the other parties hereunder; PROVIDED, HOWEVER, that no such termination shall relieve any party from liability for its breach or non-performance of its obligations hereunder prior to the date of such termination.

     Section 9. AMENDMENTS. This Agreement may be modified, amended, or supplemented by a written agreement executed by the Company and the Noteholders that beneficially own or act as the investment advisors or managers with respect to at least a majority of the aggregate principal face amount of the Notes subject to this Agreement, PROVIDED, HOWEVER, that in the event of a material change to the Term Sheet, or a change of any of the economic terms of the Term Sheet, any Noteholder that does not consent shall have no further obligations under the Agreement.

     Section 10. FURTHER ASSURANCES. Each of the parties to this Agreement hereby further covenants and agrees to cooperate in good faith to execute and deliver all further documents and agreements and take all further action that may be commercially reasonably necessary or desirable in order to enforce and effectively implement the terms and conditions of this Agreement. Each Noteholder agrees to advise the Company of any changes in the amount of Notes beneficially owned by it and the amount of Notes for which such Noteholder is the investment manager or advisor for beneficial owners.

     Section 11. GOVERNING LAW; JURISDICTION. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws of the State of New York. By its execution and delivery of this Agreement, each of the parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit, or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit, or proceeding, shall be brought in a federal court of competent jurisdiction in the Southern District of New York. By execution and delivery of this Agreement, each of the parties hereto hereby irrevocably accepts and submits to the jurisdiction of such court, generally and unconditionally, with respect to any such action, suit, or proceeding.

     Section 12. NOTICES. All demands, notices, requests, consents, and communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier service, messenger, facsimile, telecopy, or if duly deposited in the mails, by certified or registered mail, postage prepaid-return receipt requested, and shall be deemed to have been duly given or made (i) upon delivery, if delivered personally or by courier service, or messenger, in each case with record of receipt, (ii) upon transmission with confirmed delivery, if sent by facsimile or telecopy, or (iii) two business days after being sent by certified or registered mail, postage pre-paid, return receipt requested, to the following addresses, or such other addresses as may be furnished hereafter by notice in writing, to the following parties:

               If to PRG, or any of its subsidiaries, to:

               PRG-Schultz International, Inc.
               600 Galleria Parkway, Suite 600
               Atlanta, GA 30339
               Facsimile:  (770) 779-3133
               Attn:  Clint McKellar, Esq.

               with a copy to:

               Weil, Gotshal & Manges LLP
               767 Fifth Avenue
               New York, NY 10153
               Facsimile:  (212) 310-8007
               Attn:  Michael F. Walsh, Esq.

               If to the Noteholders, or any one Noteholder, to:

               Houlihan Lokey Howard & Zukin
               685 Third Avenue, 15th Floor
               New York, NY 10017
               Facsimile:  (212) 497-3070
               Attn:  David Hilty

               with a copy to:

               Schulte Roth & Zabel LLP
               919 Third Avenue
               New York, NY 10022
               Facsimile:  (212) 593-5955
               Attn:  Jeffrey S. Sabin, Esq.

     Section 13. ENTIRE AGREEMENT. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof, and supersedes all prior agreements with respect to the subject matter hereof.

     Section 14. HEADINGS. The headings of the paragraphs and subparagraphs of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

     Section 15. SUCCESSORS AND ASSIGNS. This Agreement is intended to bind and inure to the benefit of the parties and their respective permitted successors and assigns, PROVIDED, HOWEVER, that nothing contained in this paragraph shall be deemed to permit sales, assignments, or transfers other than in accordance with Section 4.

     Section 16. SPECIFIC PERFORMANCE. Each party hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause other parties to sustain damages for which such parties would not have an adequate remedy at law for money damages, and therefore each party hereto agrees that in the event of any such breach, such other parties shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which such parties may be entitled, at law or in equity.

     Section 17. SEVERAL, NOT JOINT, OBLIGATIONS. The agreements, representations, and obligations of the parties under this Agreement are, in all respects, several and not joint.

     Section 18. REMEDIES CUMULATIVE. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such party.

     Section 19. NO WAIVER. The failure of any party hereto to exercise any right, power, or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power, or remedy or to demand such compliance.

     Section 20. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. Delivery of an executed signature page of this Agreement by telecopier or email shall be as effective as delivery of a manually executed signature page of this Agreement.

     Section 21. SEVERABILITY. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     Section 22. NO THIRD-PARTY BENEFICIARIES. Unless expressly stated herein, this Agreement shall be solely for the benefit of the parties, and no other person or entity shall be a third party beneficiary hereof.

     Section 23. ADDITIONAL PARTIES. Without in any way limiting the provisions hereof, additional holders of Notes may elect to become parties by executing and delivering to PRG a counterpart hereof. Each such additional holder shall become a party to this Agreement as a Noteholder in accordance with the terms of this Agreement.

     Section 24. NO SOLICITATION. This Agreement is not intended to be, and each signatory to this Agreement acknowledges that this Agreement is not, a solicitation with respect to the Exchange Offer or with respect to any other mechanism to accomplish a restructuring of the obligations under the Notes, whether such mechanism is to be accomplished in or outside a court.

     Section 25. CONSIDERATION. It is hereby acknowledged by the parties hereto that, other than the agreements, covenants, representations, and warranties set forth herein and in the Term

Sheet, no consideration shall be due or paid to the Noteholders for their agreement to vote to accept the Exchange Offer in accordance with the terms and conditions of this Agreement.

     Section 26. RECEIPT OF ADEQUATE INFORMATION; REPRESENTATION BY COUNSEL. Each party acknowledges that it has received adequate information to enter into this Agreement and that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

                            [Signature Page Follows]

          IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

                                 PRG-Schultz International, Inc.

                                 By:  /s/ Clinton McKellar, Jr.
                                     ------------------------------------
                                     Name:  Clinton McKellar, Jr.
                                     Title: Senior Vice President,
                                            General Counsel and Secretary

                                  NOTEHOLDERS:

                                  Blum Capital Partners, L.P.
                                  ---------------------------------------


                                  By:   /s/ Jose S. Medeiros
                                      -----------------------------------
                                      Name:  Jose S. Medeiros
                                      Title: Partner
                                      Address: 909 Montgomery Street, Suite 400
                                               San Francisco, CA 94133
                                      Facsimile No.:  415-283-0601
                                      Attn.:

                                  NOTEHOLDERS:

                                  Parkcentral Global Hub Limited
                                  ---------------------------------------


                                  By:   /s/ Steven Blasnik
                                      -----------------------------------
                                      Name:  Steven Blasnik
                                      Title: President
                                      Address: 2300 West Plano Parkway
                                               Plano, TX 75075
                                      Facsimile No.:  972-535-1997
                                      Attn.:  Steven Blasnik

                                  NOTEHOLDERS:

                                  Petrus Securities LP
                                  ---------------------------------------


                                  By:   /s/ Steven Blasnik
                                      -----------------------------------
                                      Name:  Steven Blasnik
                                      Title: President of General Partner
                                      Address: 2300 West Plano Parkway
                                               Plano, TX 75075
                                      Facsimile No.:  972-535-1997
                                      Attn.:  Steven Blasnik

                                  NOTEHOLDERS:

                                  Tenor Opportunity Master Fund, Ltd.
                                  ---------------------------------------


                                  By:   /s/ Robin Shah
                                      -----------------------------------
                                      Name:  Robin Shah
                                      Title: Partner
                                      Address: 65 East 55th Street
                                               New York, NY 10022
                                      Facsimile No.:  212-593-5955
                                      Attn.:  Andrew Gottesman

                                  NOTEHOLDERS:

                                  Thales Fund Management, LLC
                                  ---------------------------------------


                                  By:   /s/ A. Aadel Shaaban
                                      -----------------------------------
                                      Name:  A. Aadel Shaaban
                                      Title: Senior Analyst
                                      Address: 140 Broadway, 45th Fl
                                               New York, NY 10005
                                      Facsimile No.:
                                      Attn.:

                                    EXHIBIT A

                                   TERM SHEET

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
PROPOSED             The following describes an agreement in principle between
TRANSACTION:         PRG-Schultz International, Inc. and its subsidiaries
                     (collectively, the "COMPANY") and the Ad Hoc Committee of Holders of the Company's 4.75% Convertible Subordinated
                     Notes due 2006 (the "AD HOC COMMITTEE") and to restructure the financial obligations of the Company.

                     The Transaction will involve the recapitalization of the Company through:

                            (i) A Bridge Loan (as defined below) of $10 million to provide the Company with sufficient funds to pay the interest payment due on the Notes and additional working capital, pending the closing of the Recapitalization (as defined below);

                            (ii) A credit facility or facilities, consisting of a minimum revolver of $20 million and total commitments of no more than $47.5 million, amending or refinancing (a) the Amended and Restated Credit Agreement, dated as of November 30, 2004, among (x) PRG-Schultz USA, Inc., the Company, and certain of the Company's subsidiaries and (y) Bank of America, N.A. (the "EXISTING CREDIT FACILITY"), and (b) the Bridge Loan and

                            (iii) A pro-rata exchange of the 4.75% Convertible Subordinated Notes due 2006 issued by the Company (the "NOTES") for three new securities including: (1) New Senior Notes;
                                   (2) New Senior Convertible Notes; and (3) New Senior Series A Convertible Participating Preferred Stock (collectively the "TRANSACTION SECURITIES").

                     Points (i) through (iii), collectively are defined as the
                     "RECAPITALIZATION".
----------------     -----------------------------------------------------------

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
CREDIT FACILITIES:   BRIDGE LOAN

                     $10 million second lien loan (the "Bridge Loan") to be provided by certain holders of the Notes (or their affiliates). The Bridge Loan will have the following terms:

                            (i) Second lien on assets securing the Existing Credit Facility;

                            (ii)   12% interest in cash, payable monthly;

                            (iii)  50 bps closing fee;

                            (iv) Maturity date: Earlier of closing of the Recapitalization or August 15, 2006;

                            (v) Non-refundable commitment fee of 1.25% of $10 million, payable upon signing the Commitment Letter; an additional 1.75% Placement Fee of the amount borrowed, payable upon closing of the Bridge Loan; plus all out-of-pocket expenses;

                            (vi) Proceeds will be used for general corporate purposes to eliminate risk of adverse customer actions, including paying the interest due on the existing Notes. Up to $2.5 million may be used to fund foreign operations, provided that, if requested by the Ad Hoc Committee, appropriate promissory note and other documentation evidences such inter-company transfers and lien is received on those promissory notes. Proceeds cannot be used to make severance or similar payments to John Cook and Jack Toma.

                     REVOLVING CREDIT FACILITY/ NEW SECOND LIEN TERM LOAN

                     The Existing Credit Facility will be either amended with Bank of America or refinanced with a replacement lender to provide a minimum commitment of $20 million of senior secured financing.

                     The Bridge Loan will be repaid upon completion of the refinancing of the Existing Credit Facility with a credit facility or facilities, consisting of a minimum revolver of $20 million and total commitments of no more than $47.5 million.

----------------     -----------------------------------------------------------
TRANSACTION          In exchange for the $125 million principal amount of Notes,
SECURITIES:          the Noteholders will receive, upon the closing of the
                     exchange offer (the "Closing Date"), their pro-rata share of the following securities with preference options for the different securities structured, if possible:

                            (i)    $50 million of New Senior Notes;

                            (ii)   $60 million of New Senior Convertible Notes;
                                   and

                            (iii)  $15 million of New Senior Series A
                                   Convertible Participating Preferred Stock.

                     The interest payment due November 26, 2005 on the notes,
                     will be paid in cash from the proceeds of the Bridge Loan
                     during the 30 day grace period as soon as documentation is completed and Bank of America agrees to the terms of an
                     Intercreditor and Subordination Agreement.
----------------     -----------------------------------------------------------

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
NEW SENIOR NOTES:    Issuer:            Company

                     Face Amount:       $50 million

                     Coupon: 11.0% cash, payable semi-annually starting on the six-month anniversary of the Closing Date

                     Maturity:          5 years from the Closing Date

                     Call Protection:   Callable at any time at 104 in year 1,
                                        102 in year 2; par in year 3 until
                                        maturity plus all accrued interest
                                        thereon through the date of the
                                        prepayment

                     Convertible:       Not convertible

                     Ranking:           Senior to existing Notes with carve-out
                                        for up to $47.5 million in senior
                                        financing and an additional basket of
                                        indebtedness TBD
----------------     -----------------------------------------------------------
NEW SENIOR           Issuer:            Company
CONVERTIBLE NOTES:
                     Face Amount:       $60 million

                     Coupon: 10% cash or PIK, at the option of the Company, payable semi-annually starting on the six-month anniversary of the Closing Date

                     Maturity:          5 years from the Closing Date

                     Redemption         Callable at par plus accrued interest at
                     Rights:            any time after payment of the New Senior
                                        Notes in full

                     Ranking:           Pari passu with the New Senior Notes

                     Convertible:       At the option of the holder, the New
                                        Senior Convertible Notes are convertible at any time into New Senior Series B
                                        Convertible Participating Preferred
                                        Stock at a conversion price of $0.65 per share.

                                        If (i) the New Senior Notes have been
                                        repaid in full; (ii) all the PIK
                                        interest and accrued interest on the New
                                        Senior Convertible Notes through the
                                        date of conversion has been paid in
                                        cash; (iii) no amount of Notes remains
                                        outstanding; (iv) the 45 day average
                                        trading price of the common stock is at
                                        $0.65 or higher at the time of the
                                        notice of conversion and (v) at least 30
                                        days prior notice has been given to the
                                        holders, then the Company can impose
                                        conversion of the New Senior Convertible
                                        Notes into New Senior Series B
                                        Convertible Participating Preferred
                                        Stock at a conversion price of $0.65 per
                                        share.
----------------     -----------------------------------------------------------

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
NEW SENIOR           THE NEW SENIOR SERIES B CONVERTIBLE PARTICIPATING PREFERRED
CONVERTIBLE NOTES    STOCK SHALL HAVE THE FOLLOWING TERMS:
(CONTINUED):

                     Face Amount:       Principal amount of New Senior
                                        Convertible Notes converted plus, if
                                        converted at the option of the holder,
                                        any PIK and accrued and unpaid interest.

                     Dividend:          10% dividend rate payable in cash or in
                                        kind at the option of the Company.

                     Maturity:          Same as the maturity of the New Senior
                                        Convertible Notes (5 years from the
                                        Closing Date).

                     Convertible:       At the option of the holder, the New
                                        Senior Series B Convertible
                                        Participating Preferred Stock is
                                        convertible into common stock at $0.65
                                        per share.

                     Redemption:        Redeemable at face amount plus accrued
                                        dividends only upon prior or
                                        simultaneous refinancing in full of the
                                        New Senior Notes and the New Senior
                                        Convertible Notes.

                     Voting:            Votes with common stock on all issues on
                                        an as converted basis
----------------     -----------------------------------------------------------

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
NEW SENIOR SERIES A  Issuer:            Company
CONVERTIBLE
PARTICIPATING        Face Amount:       $15 million
PREFERRED STOCK:
                     Dividend:          9% dividend rate payable in cash or kind
                                        at the option of the Company

                     Maturity:          5 years from the Closing Date

                     Convertible:       Convertible into the common stock of the
                                        Company at any time at $0.28405 per
                                        share at the option of the holder
                                        Initial conversion implies 45.9% of the
                                        Common Stock of the Company prior to the conversion of the New Senior Convertible
                                        Notes into New Senior Series B
                                        Convertible Participating Preferred
                                        Stock or its conversion into common
                                        stock.

                     Redemption:        Redeemable at face amount plus accrued
                                        dividends only upon prior or
                                        simultaneous refinancing in full of the
                                        New Senior Notes and the outstanding New
                                        Senior Convertible Notes.

                     Voting:            Votes with Common Stock on all issues on
                                        an as converted basis
----------------     -----------------------------------------------------------
EXISTING COMMON      The Company's existing common shareholders will retain
SHAREHOLDERS:        their existing shares representing approximately 54.1% of
                     the Common Stock following the initial dilution from the
                     New Senior Convertible Participating Preferred Stock (30%
                     assuming the full and immediate conversion of the New
                     Senior Convertible Notes into New Senior Series B
                     Convertible Participating Preferred Stock).
----------------     -----------------------------------------------------------
GOVERNANCE:          BOARD OF DIRECTORS:

                     Six directors to be nominated based upon post-restructuring voting ownership plus the Company's CEO.
----------------     -----------------------------------------------------------
MANAGEMENT           Shares             Phantom shares representing 10% of the
INCENTIVE PLAN:                         Common Stock

                     Recordkeeping      A notional account shall be established
                                        as to each participating executive to
                                        which the phantom shares awarded to such
                                        executive shall be credited ("PHANTOM
                                        STOCK ACCOUNT")
----------------     -----------------------------------------------------------

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
                     Vesting            1/3 on the effective date of the
                                        Recapitalization ("EFFECTIVE DATE")
                                        1/3 on the first anniversary of the
                                        Effective Date
                                        1/3 on the second anniversary of the
                                        Effective Date

                                        Vesting schedule for executives hired
                                        after the Effective Date will be over a
                                        three-year period commencing on the date of hire.

                                        100% vesting on a change in control.
                                        Conversion of the New Senior Convertible
                                        Notes, the New Senior Series A
                                        Convertible Participating Preferred
                                        Stock, and/or the New Senior Series B
                                        Convertible Participating Preferred
                                        Stock into Common Stock is not a change
                                        in control.

                     Allocation         To be determined by the Compensation
                                        Committee of the new board of directors
                                        upon the recommendation of the CEO;
                                        PROVIDED, HOWEVER, that the Company's
                                        CEO will receive a minimum of 40% of
                                        amount allocated to Management Incentive
                                        Plan

                     Anti-Dilution      Standard anti-dilution provisions PLUS
                     Provisions         dilution protection against conversion
                                        of the New Senior Convertible Notes, the
                                        New Senior Series A Convertible
                                        Participating Preferred Stock, and/or
                                        the New Senior Series B Convertible
                                        Participating Preferred Stock into
                                        Common Stock will apply to the Phantom
                                        Stock Account, but will not apply to
                                        shares of Common Stock actually
                                        distributed to the executive from such
                                        account.

                     Distribution       Distribution of the Phantom Stock
                     Events             Account shall be made, at the individual
                                        election of each executive, not earlier
                                        than the dates and in the amounts set
                                        forth below.

                                        2d anniversary of Effective Date     25%
                                        3d anniversary of Effective Date     50%
                                        4th anniversary of Effective Date    75%
                                        5th anniversary of Effective Date   100%

                                        Distribution of the entire value of an
                                        executive's Phantom Stock Account shall
                                        be made upon the executive's death,
                                        disability, or termination of
                                        employment, or a change in control (see
                                        "Vesting" above) of the Company.

                     Form of Payment    Value of Phantom Stock Account is
                                        distributed to the executive in cash to
                                        the extent required to satisfy any
                                        applicable taxes and balance in shares
                                        of Common Stock
----------------     -----------------------------------------------------------

                         PRG-SCHULTZ INTERNATIONAL, INC.
         SUMMARY FINANCIAL RESTRUCTURING TERM SHEET - DECEMBER 23, 2005


----------------     -----------------------------------------------------------
                     Other Incentive    This Management Incentive Plan is in
                     Payments           addition to an annual cash bonus program
                                        based on EBITDA or other targets
                                        implemented by the Compensation
                                        Committee of the new board of directors

                     409A               The Management Incentive Plan shall
                                        comply with the requirements of Section
                                        409A of the Tax Code, as applicable
----------------     -----------------------------------------------------------
CONDITIONS:          (i)    Acceptance of the proposed exchange offer by a
                            minimum amount of 99% of Notes;

                     (ii) Acceptable documentation, including agreements from the Ad Hoc Committee members to accept and support the exchange offer (lockup) and resolution of issues related to the structure of the exchange offer;

                     (iii) Renewal of the Company's D&O policy or the purchase of an extended claims' notice period for such policy, in either case, on terms reasonably satisfactory to the current board of directors of the Company; and

                     (iv)   Acceptable renegotiation or settlement of the
                            severance agreements with John Cook and Jack Toma.
----------------     -----------------------------------------------------------